Exhibit 99.1

Ping An Biomedical Co., Ltd.
平安生物医药有限公司
22/F, China United Plaza, 1002-1008, Tai Nan West Street,
Cheung Sha Wan, Kowloon, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Ping An Biomedical Co., Ltd. 平安生物医药有限公司	October 22, 2026 Hong Kong

Dear Shareholder:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “Meeting” or “Extraordinary General Meeting”) of Ping An Biomedical Co., Ltd. 平安生物医药有限公司, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will be held on October 29, 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong Kowloon, Hong Kong, commencing at 10 P.M., Hong Kong Time, to consider and if thought fit, pass and approve the following resolutions:

AGENDA FOR EXTRAORDINARY GENERAL MEETING

PROPOSAL ONE

TO RESOLVE as an ordinary resolution to ratify the share consolidation with a ratio of forty (40)-for-one (1) (the “Share Consolidation”) such that (i) every forty (40) issued and unissued class A ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class A ordinary share of par value US$0.0025 each, and (ii) every forty (40) issued and unissued class B ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class B ordinary share of par value US$0.0025 each, taking effect on 23 October 2026 (the “Effective Date”) and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each, to US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each, which was previously adopted by a unanimous written resolution of the board of directors of the Company (the “Board”) passed on 6 August, 2026 as authorized by an ordinary resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Ratification of the Share Consolidation”).

PROPOSAL TWO

TO RESOLVE as a special resolution, subject to approval by the shareholders of Proposal One, to ratify the adoption of the third amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 (the “Third Amended and Restated M&A”) to reflect the Share Consolidation taking effect on the Effective Date, which was previously adopted by a unanimous written resolution of the Board passed on 6 August, 2026 as authorized by a special resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Adoption of the Third Amended and Restated M&A”).

PROPOSAL THREE

TO RESOLVE as an ordinary resolution, subject to the Adoption of the Third Amended and Restated M&A being effected, that authorized share capital of the Company be increased (the “Increase of Share Capital”):

FROM:    US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

by the creation of 4,777,500,000 authorized and unissued class A ordinary shares of a par value of US$0.0025 each and 97,500,000 class B ordinary shares of a par value US$0.0025 each.

PROPOSAL FOUR

TO RESOLVE as an ordinary resolution, subject to the Increase of Share Capital being effected, to adopt the fourth amended and restated memorandum and articles of association, in the form attached as Exhibit 99.4, in substitution for, and to the exclusion of, the Third Amended and Restated M&A (the “Adoption of the Fourth Amended and Restated M&A”).

PROPOSAL FIVE

TO RESOLVE as an ordinary resolution to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

i.       at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of ten (10) to one (1), such that (i) every ten (10) class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.025 each, and (ii) every ten (10) class B ordinary shares of a par value of US$0.0025 each be consolidated into one class B ordinary share of a par value of US$0.025 (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 490,000,000 class A ordinary shares of a par value US$0.025 each and 10,000,000 class B ordinary shares of a par value US$0.025 each;

ii.      at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$0.50 and equal to or above US$0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of twenty (20) to one (1), such that (i) every 20 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.05 each, and (ii) every 20 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.05 (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 245,000,000 class A ordinary shares of a par value US$0.05 each and 5,000,000 class B ordinary shares of a par value US$0.05 each;

iii.     at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$0.25 and equal to or above US$0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of fifty (50) to one (1), such that (i) every 50 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.125 each, and (ii) every 50 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.125 (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 98,000,000 class A ordinary shares of a par value US$0.125 each and 2,000,000 class B ordinary shares of a par value US$0.125 each;

iv.      at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for five (5) consecutive trading days and is less than US$0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of eighty (80) to one (1), such that (i) every 80 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.2 each, and (ii) every 80 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.2 (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 61,250,000 class A ordinary shares of a par value US$0.2 each and 1,250,000 class B ordinary shares of a par value US$0.2 each.

PROPOSAL SIX

TO RESOLVE a special resolution, subject to approval by the shareholders of Proposal Five, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&A upon the Further Share Consolidation”).

PROPOSAL SEVEN

TO RESOLVE as an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, the Adoption of New M&A upon the Further Share Consolidation, and other proposals under the foregoing proposals, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals; (b) the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and (c) the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”, together with the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, and the Adoption of New M&A upon the Further Share Consolidation, the “Proposals”).

The Proposals above and key related information are more fully discussed and disclosed in the accompanying Proxy Statement, which is incorporated herein and made part of this Notice. You are encouraged to review the Proxy Statement carefully and completely.

Only shareholders of record holding our ordinary shares at the close of business on September 29, 2026 (the “Record Date”) are entitled to notice of and to vote during the Extraordinary General Meeting or at any adjournments thereof. This Notice is prepared and dated on the Record Date.

This Notice, Proxy Statement, and accompanying form of proxy card are being distributed and made available to shareholders on or about October 22, 2026.

YOUR VOTE IS IMPORTANT. YOU MAY VOTE VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED ON YOUR PROXY CARD, BY COMPLETING, SIGNING, AND RETURNING THE ENCLOSED PROXY CARD BY MAIL, OR BY VOTING IN PERSON AT THE EXTRAORDINARY GENERAL MEETING. VOTING NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU CHOOSE TO ATTEND THE MEETING.

By Order of the Board of Directors
/s/ Pijun Liu
Pijun Liu
Chairman of the Board of Directors

Ping An Biomedical Co., Ltd.
22/F, China United Plaza, 1002-1008, Tai Nan West Street,
Cheung Sha Wan, Kowloon, Hong Kong

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Ping An Biomedical Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), for use at the Company’s Extraordinary General Meeting of Shareholders, or at any adjournments thereof (the “Meeting” or “Extraordinary General Meeting”). The Meeting will be held on October 29, 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong Kowloon, Hong Kong, commencing at 10 P.M., Hong Kong Time.

SHAREHOLDERS ENTITLED TO VOTE

Only shareholders that owned ordinary shares as of the close of business on September 29, 2026 (the “Record Date”) are entitled to receive this Proxy Statement, notice of the Extraordinary General Meeting, the enclosed proxy card, and to cast votes at the Extraordinary General Meeting. Each holder of the ordinary shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

QUORUM

At the Meeting, shareholders entitled to vote and present in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) holding in the aggregate not less than one-third of the total issued ordinary shares entitled to vote at the Meeting shall constitute a quorum.

METHODS OF VOTING

Your vote is extremely important. We strongly encourage each shareholder to promptly cast votes by one of the following convenient methods:

•        By Internet;

•        By Mail: You may vote by mail by completing, signing, dating, and returning your enclosed proxy card; or

•        In Person at the Extraordinary General Meeting: You may also attend the Extraordinary General Meeting to cast your vote personally. If you attend and vote at the meeting after previously submitting a proxy, your prior proxy will be revoked automatically upon casting your vote in person.

Proxies returned properly signed and completed will be voted as specified. If no specific instructions are included, proxies will be voted consistent with the Board of Directors’ recommendations (“FOR” voter support). You retain the right to revoke your proxy and vote personally at the Extraordinary General Meeting.

If your shares are registered directly in your name with our transfer agent (“registered shareholders”), please vote promptly using one of the methods described in the instructions. Your shares will be voted according to your directions. If your shares are held in “street name” through a broker, bank, or other nominee (“beneficial shareholders”), please carefully follow the voting instructions provided by your broker, bank, or nominee to ensure your shares are voted as you direct.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions of shareholders will be proposed as follows:

PROPOSAL ONE

TO RESOLVE as an ordinary resolution to ratify the share consolidation with a ratio of forty (40)-for-one (1) (the “Share Consolidation”) such that (i) every forty (40) issued and unissued class A ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class A ordinary share of par value US$0.0025 each, and (ii) every forty (40) issued and unissued class B ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class B ordinary share of par value US$0.0025 each, taking effect on 23 October 2026 (the “Effective Date”) and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each, to US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each, which was previously adopted by a unanimous written resolution of the board of directors of the Company (the “Board”) passed on 6 August, 2026 as authorized by an ordinary resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Ratification of the Share Consolidation”).

PROPOSAL TWO

TO RESOLVE as a special resolution, subject to approval by the shareholders of Proposal One, to ratify the adoption of the third amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 (the “Third Amended and Restated M&A”) to reflect the Share Consolidation taking effect on the Effective Date, which was previously adopted by a unanimous written resolution of the Board passed on 6 August, 2026 as authorized by a special resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Adoption of the Third Amended and Restated M&A”).

PROPOSAL THREE

TO RESOLVE as an ordinary resolution, subject to the Adoption of the Third Amended and Restated M&A being effected, that authorized share capital of the Company be increased (the “Increase of Share Capital”):

FROM:    US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

by the creation of 4,777,500,000 authorized and unissued class A ordinary shares of a par value of US$0.0025 each and 97,500,000 class B ordinary shares of a par value US$0.0025 each.

PROPOSAL FOUR

TO RESOLVE as an ordinary resolution, subject to the Increase of Share Capital being effected, to adopt the fourth amended and restated memorandum and articles of association, in the form attached as Exhibit 99.4, in substitution for, and to the exclusion of, the Third Amended and Restated M&A (the “Adoption of the Fourth Amended and Restated M&A”).

PROPOSAL FIVE

TO RESOLVE as an ordinary resolution to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

i.       at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of ten (10) to one (1), such that (i) every ten (10) class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.025 each, and (ii) every ten (10) class B ordinary shares of a par value of US$0.0025 each be consolidated into one class B ordinary share of a par value of US$0.025 (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 490,000,000 class A ordinary shares of a par value US$0.025 each and 10,000,000 class B ordinary shares of a par value US$0.025 each;

ii.      at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$0.50 and equal to or above US$0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of twenty (20) to one (1), such that (i) every 20 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.05 each, and (ii) every 20 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.05 (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 245,000,000 class A ordinary shares of a par value US$0.05 each and 5,000,000 class B ordinary shares of a par value US$0.05 each;

iii.     at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$0.25 and equal to or above US$0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of fifty (50) to one (1), such that (i) every 50 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.125 each, and (ii) every 50 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.125 (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 98,000,000 class A ordinary shares of a par value US$0.125 each and 2,000,000 class B ordinary shares of a par value US$0.125 each;

iv.      at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for five (5) consecutive trading days and is less than US$0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of eighty (80) to one (1), such that (i) every 80 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.2 each, and (ii) every 80 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.2 (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM:    US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO:    US$12,500,000 divided into 61,250,000 class A ordinary shares of a par value US$0.2 each and 1,250,000 class B ordinary shares of a par value US$0.2 each.

PROPOSAL SIX

TO RESOLVE a special resolution, subject to approval by the shareholders of Proposal Five, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&A upon the Further Share Consolidation”).

PROPOSAL SEVEN

TO RESOLVE as an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, the Adoption of New M&A upon the Further Share Consolidation, and other proposals under the foregoing proposals, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals; (b) the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and (c) the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”, together with the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, and the Adoption of New M&A upon the Further Share Consolidation, the “Proposals”).

BOARD’S RECOMMENDATION ON PROPOSALS
THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE “FOR” TO APPROVE PROPOSALS.

COST OF SOLICITATION

The Company will bear all costs associated with the solicitation of proxies, including expenses incurred in preparing, assembling, printing, and distributing proxy materials and soliciting shareholder votes.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

OTHER MATTERS

As of the date of this Proxy Statement, the Board is not aware of any additional business requiring shareholder action at the Extraordinary General Meeting other than the proposals described herein.

By Order of the Board of Directors
/s/ Pijun Liu
Pijun Liu
Chairman of the Board of Directors